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                                                      EXHIBIT 4.2


                 UNITED NATIONAL BANCORPORATION
              STOCK APPRECIATION RIGHTS AGREEMENT


     THIS AGREEMENT is entered into this 13th day of May, 1991, by and between UNITED NATIONAL BANCORPORATION, a Pennsylvania Business Corporation (the "Corporation") and ROBERT
C. WILLIAMS, an employee of Corporation (the "Grantee").

                            RECITALS

     A. The Corporation adopted the Stock Option Plan of 1986 (the "Plan") to be effective January 1, 1987. The Plan provides for the grant of Stock Appreciation Rights ("SARs") to certain key employees, officers and directors of the Corporation.
     B. The Plan is administered by the Stock Option Committee of the Board of Directors of the Corporation (the "Committee").
     C. The Committee has selected the Grantee as a participant in the Plan.
     D. The Grantee and the Corporation desire to enter into this Agreement to set forth the terms and conditions of the SAR granted to the Grantee under the Plan.

     NOW THEREFORE, in consideration of the foregoing and with
the intent to be legally bound, the parties hereby agree as
follows:
     1. Grant of SAR. The Corporation hereby grants to the Grantee and the Grantee hereby accepts a total of 5,000 SARs denominated the shares of common stock of the Corporation on the terms and conditions set forth in the Plan and in this Agreement. The date of the grant of the SARs is December 5, 1990.
     2. Related Option. The SARs have been granted to the Grantee in conjunction with a related incentive stock option (the "Related Option") pursuant to the Plan and an Incentive Stock
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Option Agreement between the Corporation and the Grantee executed on even date herewith.
     3. Subject to Plan. The Grantee acknowledges having received a copy of the Corporation's Stock Option Plan of 1986. The Grantee understands that notwithstanding anything contained in this Agreement that the SARs shall be subject to all the terms and conditions set forth in the Plan. Unless otherwise noted to the contrary, the definitions of terms in the Plan also apply to this Agreement.
     4. Exercise of SARs. The Grantee's right to exercise the SARs shall commence on the first anniversary of the date of the grant of the SARs and shall expire on the tenth anniversary of the date of the grant of the SARs (the "Exercise Period").
Further SARs may be exercised only when the Related Option is eligible to be exercised. Subject to the foregoing, the Grantee may exercise all or part of the SARs at any time during the Exercise Period, unless the Exercise Period lapses or expires at an earlier time in accordance with the Plan. The exercise of
SARs will cause an equal number of shares of the Related Option to be canceled. SARs may be exercised only when there is a positive difference between the option price of the Related
Option and the fair market value of the Corporation's stock on the date of exercise.
     5.  Nontransferability of Rights.  The Grantee's rights
under this Agreement and the Plan are non-transferable by
Employee other than by will or the laws of descent and distribution. During the lifetime of the Grantee, SARs may be exercised only by the Grantee. SARs exercisable after the death of the Grantee may be exercised only by the legatees, personal representatives or distributees of the Grantee.
     6.  Manner of Exercise.  The Grantee may exercise the SARs by delivering to the Secretary of the Corporation, from time to time, written notice specifying the particular grant and number of SARs the Grantee desires to exercise.
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     7.  Payment.  Payments to the Grantee by Corporation upon
the exercise of SARs shall be made in the form of all cash, all shares of stock of the Corporation, or partly in cash and partly in shares of stock of the Corporation as the Committee in its discretion shall elect. Payment for each exercised SAR shall be for an amount not greater than the difference between the option price of the Related Option and the fair market value of the stock of the Corporation on the date of exercise of the SAR.
     8. Termination of SARs. The SARs that are the subject of this Agreement shall terminate at the time and in the manner specified in the Plan. All such SARs shall expire no later than the expiration of the Related Option. If neither an SAR nor the Related Option is exercised before the end of the Exercise
Period, such SAR, to the extent exercisable, shall be deemed exercised and a payment in the amount and manner prescribed in the Plan shall be paid to the Grantee.
     9. Addresses. All notices or statements required to be given to either party shall be in writing and shall be personally delivered or sent in the case of the Corporation to its principal business office and in the case of the Grantee to his address as shown on the records of the Corporation or to such address as the Grantee designates in writing. Notice of any change of address shall be sent to the other party by certified or registered mail. It shall be conclusively presumed that any notice or statement properly addressed and mailed bearing the required postage has been delivered to the party to which it is addressed.
     10. Restrictions Imposed by Law. Notwithstanding any other provision of this Agreement, the Grantee shall not exercise the SARs and the Corporation will not be obligated to make any payment, if counsel to the Corporation determines that such exercise or payment would violate any law or regulation of any governmental authority or any agreement between the Corporation and any national securities exchange upon which the stock of the Corporation is or may be listed. The Corporation shall not be obligated to take any affirmative steps to cause the exercise of
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the SARs to comply with any law or regulation of any governmental authority.
     11. Governing Law. This Agreement shall be construed, administered and governed in all respects under the laws of the Commonwealth of Pennsylvania.
     12. Counterpart Execution. This Agreement may be executed in two or more counterparts each of which shall have the same force and effect as an original agreement.


     IN WITNESS WHEREOF, the parties hereto have executed this Agreement the date and year first above written.

WITNESS:                         GRANTEE:


/s/Dorothy J. Jamison          /s/Robert C. Williams       [SEAL]


ATTEST:                         UNITED NATIONAL BANCORPORATION


/s/Dorothy J. Jamison         By: /s/Robert C. Williams
Dorothy J. Jamison                   Robert C. Williams
Secretary                             President

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                                          SCHEDULE TO EXHIBIT 4.2

     Stock Appreciation Rights Agreements were entered into between United National Bancorporation and the individuals listed below on May 13, 1991, May 7, 1991 and February 25, 1993. Except as otherwise stated below, these agreements are substantially identical to that filed as Exhibit 4.2, differing only in the number of shares to which the rights are related.

Parties to Incentive Stock Option Agreements with United National Bancorporation:

Robert C. Williams
K. Lee Hopkins
Dorothy J. Jamison
Charles L. States
Charles E. James
David P. Stokrp
Catherine A. Cresswell
Homer D. Starr, Jr.
Nancy L. Barber